PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
(Unaudited; dollars in millions)

	September 30,	December 31,
	2001	2000

Short-term debt	$64.3	518.2

Current portion of long-term debt	374.6	206.5

Long-term debt	2,555.0	1,963.0

Total debt	2,993.9	2,687.7

Minority interests in consolidated subsidiaries	59.9	91.7

Common shareholders’ equity	2,752.7	3,105.0

Total capitalization	$5,806.5	5,884.4

Ratio of total debt to total capitalization	51.6%	45.7%